April 10, 2019

Jay Nadler
Chief Executive Officer
Clarivate Analytics PLC
4th Floor, St. Paul's Gate, 22-24 New Street
St. Helier, Jersey JE1 4TR

       Re: Clarivate Analytics PLC
           Amendment No. 1 to Registration Statement on Form F-4
           Filed April 1, 2019
           File No. 333-229899

Dear Mr. Nadler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-4

Business of Clarivate, page 137

1. We note your response to prior comment 7. Please revise to more clearly define the market in which you indicate that you hold the #1 or #2 global market position. In addition, please provide greater discussion regarding your competition and provide support for your assertion that you hold the #1 or #2 global market position in your key offerings.
 Jay Nadler
FirstName LastNameJay Nadler
Clarivate Analytics PLC
Comapany NameClarivate Analytics PLC
April 10, 2019
Page 10,
April 2 2019 Page 2
FirstName LastName
Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Certain Non-GAAP Measures
Standalone Adjusted EBITDA, page 177

2. We continue to evaluate your response to prior comment 11 and may have further comment.
3. We note your response to prior comment 12. Similar revisions appear necessary elsewhere on page 174 and on page 177 where you continue to indicate that the measures are "substantially identical." Please revise accordingly.
        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services